Contact

www.linkedin.com/in/
danielbarenboym (LinkedIn)

Top Skills

Social Media
Strategic Planning
Entrepreneurship

Languages

Russian (Native or Bilingual)
English (Full Professional)

Daniel Barenboym (ENTJ)

CEO @ Founder at Beakid.com | TechStars class of 2021/22
ADVICE BEFORE REACHING OUT-No outside consultants
Greater Boston

Summary

I am the founder of BeAKid Company. We are committed to providing a better solution for parents and for the businesses and organizations who work with kids.

If you are in the business of working with children and are looking for way to make your business better and make your customers (the parents) engaged, let's talk.

If you are a possible strategic partner or an investor firm, you can find out more at www.beakid.com

Experience

BeAKid
Founder & CEO
January 2016 - Present (6 years 7 months)
Greater Boston Area

BeAKid.com is a product company of Collective Learning Inc.,

IVAS Associates
Founder
February 2004 - April 2010 (6 years 3 months)
NationWide

Technology Relates Investigations for the Insurance Industry. Fair and Reasonable Settlements. Like Kind and Quality Review. Assessment of Damages. Data Recovery.

Over the period of 8 years IVAS has saved over 120 Million dollars for the insurance industry and its affiliates.

Smart Mouth Tech
Director Of Information Technology
March 2002 - January 2004 (1 year 11 months)

Waltham

Activia
Director Of Information Systems
April 2001 - January 2003 (1 year 10 months)
San Francisco Bay Area

Education

Self Educated

Life, Entreprenureship & Survival · (1974)